Exhibit 99.1
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Registration No. (UEN) 198703584K)
(Incorporated in the Republic of Singapore)
Unless otherwise defined, all capitalised terms used herein shall bear the same meaning as in Chartered’s announcement dated March 9, 2009 in relation to its renounceable underwritten rights offering.
RENOUNCEABLE UNDERWRITTEN RIGHTS OFFERING
Despatch of Offering Documents in relation to the Rights Offering
Further to Chartered’s announcement on March 11, 2009 in relation to the lodgment of the Singapore Offer Information Statement with the Monetary Authority of Singapore on the same date, Chartered will commence the despatch of the following offering documents to eligible shareholders and eligible ADS holders of Chartered tomorrow, March 21, 2009:
(1)	To Eligible Shareholders:
(i)	the Singapore Offer Information Statement (for shareholders in Singapore); or

(ii)	a prospectus supplement filed with the SEC under Rule 424(b)(5) of the Securities Act of 1933, as amended and an accompanying prospectus (together, the “U.S. prospectus”), and an instructions booklet for participation in the rights offering of new ordinary shares (for shareholders outside Singapore), together with a copy of the Application Form for New Ordinary Shares and Excess Ordinary Shares (“ARE”) or the Provisional Allotment Letter (“PAL”) (collectively, “Ordinary Share Offering Documents”).

(2)	To Eligible ADS Holders: the U.S. prospectus, ADS Rights certificates representing ADS Rights of Chartered and an instructions booklet for participation in the rights offering of new ADSs (collectively, “ADS Offering Documents”).
Where to obtain the Offering Documents
Eligible shareholders who do not receive the Ordinary Share Offering Documents before March 30, 2009 may obtain copies of the same from either CDP or the Share Registrar at:

CDP	SHARE REGISTRAR
The Central Depository (Pte) Limited 4 Shenton Way, #02-01 SGX Centre 2 Singapore 068807	M & C Services Private Limited 138 Robinson Road #17-00 The Corporate Office Singapore 068906

Purchasers of the Share Rights who do not receive the Singapore Offer Information Statement and the Application Form for New Ordinary Shares (“ARS”) may also obtain copies of the same from CDP (at the address stated above). The Singapore Offer Information Statement and the ARS will not be despatched to Purchasers whose registered addresses with CDP are not in Singapore or the United States (the “Ineligible Purchasers”). Ineligible Purchasers who wish to accept the provisional allotments of Rights Shares credited to their Securities Accounts should make the necessary arrangements with their Depository Agents or stockbrokers in Singapore.
Eligible ADS holders who do not receive the ADS Offering Documents before March 27, 2009 may obtain copies of the same from Citibank, N.A., our ADS rights agent, by calling +1-800-308-7887. Purchasers of ADS Rights who do not receive the ADS Offering Documents may also obtain copies of the same from the ADS rights agent by calling +1-800-308-7887.
IMPORTANT DATES AND TIMES
Eligible shareholders, eligible ADS holders, and purchasers of the Share Rights and ADS Rights should take note of the important dates and times relating to the Rights Offering as announced by Chartered on March 9, 2009 and as disclosed in the Ordinary Share Offering Documents and the ADS Offering Documents.
Eligible shareholders who wish to sell their Share Rights and prospective purchasers of the Share Rights should also note that trading in the Share Rights will commence at 9.00 a.m. on March 23, 2009 (Singapore time) and will end at 5.00 p.m. on March 31, 2009 (Singapore time).
Eligible ADS holders who wish to sell their ADS Rights and prospective purchasers of the ADS Rights should also note that trading in the ADS Rights will commence at 9.30 a.m. on March 23, 2009 (New York City time) and will end at 4.00 p.m. on March 31, 2009 (New York City time).
Issued by
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
March 20, 2009
Singapore

Important Notice
A registration statement relating to the offering of the Rights Shares and ADSs has been filed with the United States Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus contained in the registration statement and the prospectus supplement thereto and other accompanying documents Chartered has filed with the SEC for more complete information about Chartered and the Rights Offering. You may get these documents for free from Chartered, at 60 Woodlands Industrial Park D, Street 2, Singapore 738406, Attention: Legal Department. This press release shall not constitute an offer to sell or the solicitation of an offer to buy Share Rights, ADS Rights, Rights Shares or Rights ADSs, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Our offering of Share Rights, ADS Rights, Rights Shares or Rights ADSs in the United States is being made by means of the prospectus contained in the registration statement and the prospectus supplement thereto.